

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2023

Giri Devanur
Chief Executive Officer
reAlpha Tech Corp.
6515 Longshore Loop, Suite 100
Dublin, OH 43017

> **Re: reAlpha Tech Corp.**
> **Registration Statement on Form S-11**
> **Filed August 8, 2023**
> **File No. 333-273782**

Dear Giri Devanur:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2023 letter.

Registration Statement on Form S-11 filed August 8, 2023

Note 2 - Summary of Significant Accounting Policies,, page F-7

1. Your response to prior comment 9 indicates that if the Syndication LLC sells 100% of its membership interests to investors Rhove would no longer hold any ownership interest in the Syndication LLC. Please reconcile this assertion with disclosure on pages 67 and 68 of your filing that states Rhove will act as the managing member of the Syndication LLC and you expect that Rhove, as the Managing Member, or one of the subsidiaries of the Rhove SBU, will maintain management control of each of the Syndication LLCs. In your response, address how Rhove will maintain control of the Syndication LLC without holding any ownership interest.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Blake Baron